UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aeterna Zentaris Inc.
(Name of Issuer)

Common Shares, no par value per share.
(Title of Class of Securities)

007975402
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Macro Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 4,421,512
6 Shared Voting Power 0
7 Sole Dispositive Power 4,421,512
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,421,512(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 7.6%(2)
12	Type of Reporting Person (See Instructions) PN

(1) The reporting persons’ ownership consists of warrants to purchase 4,421,512 common shares (the “Warrants”).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 4,421,512
6 Shared Voting Power 0
7 Sole Dispositive Power 4,421,512
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,421,512(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 7.6%
12	Type of Reporting Person (See Instructions) OO

(1) The reporting persons’ ownership consists of 4,421,512 Warrants.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeff Easton
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 4,421,512
6 Shared Voting Power 0
7 Sole Dispositive Power 4,421,512
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,421,512(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 7.6%(2)
12	Type of Reporting Person (See Instructions) IN

(1) The reporting persons’ ownership consists of 4,421,512 Warrants.

Item 1.

(a)	Name of Issuer
Aeterna Zentaris Inc.
(b)	Address of Issuer’s Principal Executive Offices
315 Sigma Drive Summerville, South Carolina 29486

Item 2.

(a)	Name of Person Filing

This amendment is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

• Lind Global Macro Fund LP, a Delaware limited partnership;
• Lind Global Partners LLC, a Delaware limited liability company; and
• Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP.

Jeff Easton, the managing member of Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is: 444 Madison Ave, Floor 41 New York, NY 10022
(c)	Citizenship
See Row 4 of cover page for each Reporting Person.
(d)	Title of Class of Securities
Common Shares, no par value per share
(e)	CUSIP Number
007975402

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class
See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
	(ii)	shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
	(iii)	sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
	(iv)	shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021

LIND GLOBAL MACRO FUND, LP

By:	Lind Global Partners LLC
its General Partner

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

LIND GLOBAL PARTNERS LLC

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

JEFF EASTON

By:	/s/ Jeff Easton
Name:	Jeff Easton